Exhibit 99.1
Credit Suisse European Technology Conference Franki D’Hoore Director European Investor Relations May 12, 2010

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Business summary Lithography trends Outlook and summary

Business summary

Q1 results - highlights Net sales of € 742 million, 34 systems shipped valued at € 632 million, service revenue at € 110 million Average selling price for new systems shipped is € 25.8 million Gross Margin of 40.3% Shipped 17 immersion systems Booked 50 systems, valued at € 1,004 million Backlog increased to € 2,170 million, 85 systems including 58 immersion tools with ASP of € 28.8 million for new tools Generated € 41 million cash from operations

2003 2004 2005 2006 2007 2008 2009 2010 Q1 318 453 685 629 949 919 183 742 Q2 329 616 763 942 930 844 277 1000 Q3 370 611 533 958 934 697 555 Q4 526 785 548 1053 955 494 581 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 Numbers have been rounded for readers' convenience. 2,954 1,596 ASML guidance for Q2

Key financial trends 2009 - 2010 Consolidated statements of operations M€ Numbers have been rounded for readers' convenience. Numbers have been adjusted for consolidation of variable interest entity

Backlog: value and litho units Backlog Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Jul 09 Oct 09 Jan 10 Apr 10 Backlog value 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 1064 1356 1853 2170 Systems 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 43 54 69 85 Backlog units

Korea Taiwan USA Japan Singapore Europe China 23 31 19 11 6 3 7 memory IDM Foundry 75 14 11 0 0 0 immersion KrF 1-line ArF dry 89 9 1 1 Backlog in value per March 28, 2010 Total value M€ 2,170 Technology ArF immersion 89% KrF 9% i-line 1% Region USA 19% Taiwan 31% Korea 23% Europe 3% Japan 11% End-use Memory 75% IDM 14% Foundry 11% Numbers have been rounded for readers' convenience Singapore 6% 51% NXT 38% XT China 7% ArF 1%

Sector growth summary DRAM Significant new immersion lithography tools required as immersion layers increase from node to node which will continue in 2011 DRAM unit growth forecasted by analysts at 16%, bit growth at 50% primarily met by shrink NAND Immersion demand ramping in Q3 and Q4 due to requirements of new nodes in addition to initial wafer capacity expansion NAND unit growth forecasted by analysts at 20%, bit growth at 75% primarily met by shrink LOGIC Immersion capacity ramping due to increased number of immersion layers required by 40 nm processing Logic IC unit growth expected at 13% by analysts

TWINSCAN NXT moving to volume chip manufacturing TWINSCAN NXTs have been shipped to several customers for volume semiconductor production in Q2 2010 Proven industry leading performance of CD imaging uniformity well below 1 nm and overlay of less than 2 nm Booked 14 systems in Q1 Backlog 28 systems end Q1 Shipped 9 systems to date TWINSCAN NXT shipment level moving to 11 systems in Q2 and increasing in following quarters

Lithography trends

IC segment roadmaps follow each a different pace Lithography supports shrink roadmap Year of production start* Resolution/half pitch, "Shrink" [nm] 20 30 40 50 60 80 200 100 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 ARF ARFi EUV Logic *Average customer input, (1/10) NAND DRAM XT:1400 XT:1700i AT:1200 XT:1900i NXT:1950i NXE:3100 NXE:3300 2 years/node 18 months/node 1 year/node

Customer lithography roadmap by sector EUV Single exposure Double patterning Spacer Double patterning LELE Source: ASML Marketing (4/10) Mainstream die density 1 Gb by 2015 Mainstream die density 512 Gb by 2015

Source: ASML (4/10) * Gartner DRAM bit forecast (3/10): 2009 2010 2011 Mio GB (new): 1348 2123 3129 YoY gr.: +24% +57% +47% DRAM industry wafer production capacity 2 concurrent node transitions in 2010

Source: ASML (4/10) * Gartner NAND bit forecast (3/10): 2009 2010 2011 Mio GB (new): 6467 10718 19680 YoY gr.: +43% +66% +84% NAND industry wafer production capacity 2 concurrent node transitions in 2010

DRAM bit sufficiency analysis: Continued mild undersupply throughout 2010 Sources. Bit Supply: ASML (4/10). Bit Demand: Gartner (3/10) * Gartner DRAM bit forecast (3/10): 2009 2010 2011 Mio GB (new): 1348 2123 3129 YoY gr.: +24% +57% +47%

NAND bit sufficiency analysis: Demand / supply in balance in 2010 Sources. Bit Supply: ASML (4/10). Bit Demand: Gartner (03/10) * Gartner NAND bit forecast (3/10): 2009 2010 2011 Mio GB (new): 6467 10718 19680 YoY gr.: +43% +66% +84%

Wafer Output [300 mm equiv. KWSM] By end 2010 memory output capacity is estimated to be more than 10% below peak capacity of 2008 Source: ASML Marketing (9/09) 0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400 2600 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 2007 2008 2009 2010 Memory WW wafer output split by wafer size and node Starts / Month [300mm equiv. KWspM] Strong Capacity Add 6x & 5x Conversion 300mm utilisation & fab closures 200mm retirement ^ 200mm (including 9xnm and 8x nm) ^ 300mm including(7x nm- 2x nm) Immersion for 5x, 4x & 3x conversion Estimate

ASML Systems: 300mm Memory Average number of systems required for new fab 120k wafers/month 100k wafers/month 3xnm NAND 32 litho layers ArFi ArF KrF KrF ArF I-Line I-Line KrF KrF I-Line I-Line KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi I-Line I-Line I-Line KrF KrF KrF ArFi KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF KrF I-Line I-Line I-Line 4xnm DRAM ArFi 37 litho layers ArF ArF KrF KrF I-Line I-Line ArF KrF KrF I-Line I-Line KrF KrF I-Line I-Line I-Line ArFi ArFi ArFi ArFi ArFi I-Line ArFi I-Line I-Line I-Line I-Line ArF KrF KrF ArFi ArFi ArFi KrF KrF KrF I-Line I-Line I-Line I-Line I-Line I-Line

Outlook and summary

Q2 2010 outlook Net sales expected around € 1 billion Gross margin expected of about 42% in Q2 R&D is expected at € 125 million net of credits SG&A is expected at € 42 million Q2 bookings are expected at similar level as in Q1 2010 We expect this cycle to be sustained by the normal technology transitions of the early adopters, the subsequent technology conversions by second tier DRAM makers, the next Flash memory upgrade cycle anticipated for Q2 2010, as well as Foundry's structural capacity build at advanced nodes At current rate, WW litho systems sold in 2010 will be adding approx. 15% IC unit production capacity to the market. This controlled capacity increase supports the possibility of sustained growth in 2011 if IC unit growth continues per historical trend ASML on track to surpass our 2007 revenue peak of € 3.8 billion in 2010